

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Saiful Khandaker
Chief Executive Officer
Fintech Ecosystem Development Corp.
100 Springhouse Drive Suite 204
Collegeville, PA 19426

> **Re: Fintech Ecosystem Development Corp.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed March 1, 2023**
> **File No. 001-40914**

Dear Saiful Khandaker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexander H. Rahn, Esq.